

November 8, 2010

Mr. Steve Bergstrom
Chief Executive Officer
Silver Hill Mines, Inc.
2802 South Man O'War
Veradale, WA 99037

> **Re:** **Silver Hill Mines, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed April 6, 2010**
> **File No. 000-53236**

Dear Mr. Bergstrom:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director